January 11, 2012

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-2-12

QUATERRA CONSIDERS LEGAL ACTION IN RESPONSE TO WITHDRAWAL OF
U.S. FEDERAL LAND IN NORTHERN ARIZONA

VANCOUVER. B.C. – A recently announced decision by the United States Secretary of the Interior may affect a portion of the uranium claims which Quaterra holds in the “Arizona Strip” of northern Arizona where it has spent in excess of $13 million in acquisition, exploration and development costs. Accordingly, the Company has retained legal counsel to advise upon its appropriate remedies related to the withdrawal which counsel advises appears to be legally defective in many respects.

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of Federal land in northern Arizona from mineral entry for a twenty year period. Approximately 85% of Quaterra’s claims lie within these Federal jurisdiction lands and 15% lie within Arizona State land which are unaffected by the withdrawal.

The stated purpose of the Order is to withdraw the acreage from the location of new mining claims under the 1872 Mining Law. It does not, however, prohibit exploration and development on existing mining claims that are determined to be valid as of the date of segregation on July 21, 2009. Quaterra has, through exploration and development, identified over 200 targets on these federal lands which are now subject to a valid existing rights (VER) examination.

“The withdrawal Order appears to be politically motivated rather than based upon an objective view of fact and law related to environmental risk,” says Quaterra President and CEO Thomas Patton.

This week’s decision has also been publicly denounced by both Arizona Governor Janice Brewer (www.azgovernor.gov/dms/upload/PR_010912_Mining.pdf) and Senators and Congressmen from Arizona, Utah and Wyoming (http://mccain.senate.gov/public/index.cfm?FuseAction=PressOffice.PressReleases&ContentRecord_ id=c39785b2-f77b-cf84-2ad9-2c7c549cc0e7).

The decision appears to disregard the Arizona Wilderness Act of 1984 which was enacted after a thorough and comprehensive assessment of the compatibility of uranium mining with conservation interests. The Act, a compromise reached by Federal and state governments, environmental groups and mining companies, created a 650,000-acre Wilderness area outside the Grand Canyon where exploration was banned. It also affirmed the compatability of mining with conservation interests in areas not locked away. Consequently, during the 1980s and early 1990s five breccia pipe uranium deposits were developed, mined and reclaimed without environmental degradation or public harm.

Says Quaterra VP Exploration Eugene Spiering: “We can’t judge the effect of this week’s decision on our Federal mining claims until the Bureau of Land Management clarifies the issues of ‘valid existing rights’ which could exclude some mineral claims from the effect of the withdrawal. We believe that our exploration and development efforts have enhanced several of our claims to the point where they could be developed based upon existing rights.”

For the past two years, since the commencement of the withdrawal process, the Company has not expended significant amounts of money on uranium exploration pending this decision and has instead focused its efforts and funds on developing copper assets in Nevada and gold and silver assets in Mexico, both of which will remain its priority. The Company will continue to hold its uranium claims on both State and Federal land until these issues in Arizona are resolved politically or judicially.

Eugene D. Spiering is the Qualified Person with Quaterra Resources Inc. responsible for this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.